ECHLIN INC. CHANGE IN CONTROL SEVERANCE POLICY


CHANGE IN CONTROL PROVISION APPLICABLE TO SALARIED EMPLOYEES OF ECHLIN INC.'S CORPORATE STAFF AND OTHER DESIGNATED EMPLOYEES OF SUBSIDIARIES OF ECHLIN INC.

It is the intent of ECHLIN INC. (Company) to provide Change In Control (as hereinafter defined) protection through salary continuation and benefits for certain designated employees (as hereinafter defined) who (a) are active employees of the Company on the date immediately preceding the date on which a Change In Control occurs and (b)(1) separate from service with the Company for Good Reason (as defined below) on or after the date on which a Change In Control occurs and within the time limits specified below, or (2) whose employment with the Company involuntarily terminated (other than for cause, disability, or death) on or after the date on which a Change In Control occurs and within the time limits specified below. Designated Employees (each a "Designated Employee") shall be those salaried employees of Echlin Inc. or any wholly owned U.S. or Canadian based subsidiary or division of Echlin Inc. who are identified on a list, which may be amended from time to time prior to an event constituting a Change In Control (as hereinafter defined), maintained by the Senior Vice President, General Counsel and Corporate Secretary of the Company (the "Designated Employee List"). Designated Employee who incurs a Qualifying Termination (as defined below) will be entitled to a notice period of at least thirty (30) days and will be paid through such notice period an amount based on the higher of the annual base salary in effect on the date that the Change In Control occurs or on the date the notice period begins. A Designated Employee will also be entitled to be paid a severance benefit determined under item d. below in a lump sum within thirty (30) days of the effective date of his or her Qualifying Termination and to the benefits set forth in item e. below.

PERSONNEL POLICY DIRECTIVE

SUBJECT: SEVERANCE COMPENSATION PLAN FOR SALARIED EMPLOYEES
         OF ECHLIN INC.'s CORPORATE STAFF AND OTHER DESIGNATED
         EMPLOYEES

      a) If there is an event constituting a Change In Control (as hereinafter defined) of Echlin Inc., and the Board of Directors declares, in its sole discretion, that such event qualifies or will qualify as a Change In Control for purposes of this Echlin Inc. Change In Control Severance Policy, except for purposes of such provisions as the Board of Directors may explicitly designate, each Designated Employee will have a contractual right against the Company to the benefits provided within this Policy under the conditions and according to the exceptions specified. These contractual rights, if the conditions specified below are met, will accrue on the date which the Change In Control occurs.

         For purposes of the Policy, the term Company would be deemed to include any successor of the Company.

      b) An event constituting a "Change In Control" shall occur when (and only when) the Company obtains actual knowledge that: (a) any person within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), other than the Company or any of its subsidiaries, has become the beneficial owner, within the meaning of Rule 13d-3 under the 1934 Act, of thirty percent (30%) or more of the combined voting power of the Company's then outstanding voting securities; or (b) a tender offer or exchange offer, other than an offer by the Company, has expired, pursuant to which twenty percent (20%) or more of the combined voting power of the Company's then outstanding shares of common stock have been purchased; or (c) the stockholders of the Company have approved an agreement to merge or consolidate with or into another corporation and the Company is not the surviving corporation or an agreement to sell or otherwise dispose of all or substantially all of the Company's assets (including a plan of liquidation); or (d) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company cease for any reason to constitute at least a majority thereof, unless the election or the nomination for the election by the Company's stockholders of each new director was approved by a vote of at least two-thirds (2/3) of the directors then still in office who were directors at the beginning of the period, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule l4a- 11 of Regulation 14A promulgated under the 1934 Act) or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, corporation, partnership, group, associate or other entity or "person" other than the Board of Directors of the Company.

      c) A "Qualifying Termination" of a Designated Employee is defined to mean: layoff or involuntary termination of the Designated Employee's employment (other than for Cause, death or Disability) or termination of employment by the Designated Employee for Good Reason, all occurring within two years after the date a Change In Control occurs.

         Termination of employment shall be considered to be for "Cause," whether it occurred by resignation or discharge, if the reason for the termination of employment was the Designated Employee's proven in a court of law or admitted embezzlement, dishonesty, fraud, conviction on a felonious or other charge involving moral turpitude, all in connection with the Company's affairs. The Board of Directors or, following a Change In Control, the Trust Administration Committee, shall make the determination as to whether the termination is for Cause and such determination shall be binding, final and conclusive on all concerned.

         "Disability" shall have the same meaning as under the Company's long term disability program immediately prior to the occurrence of the Change In Control or at the time of the occurrence of the Designated Employee's termination of employment due to such Disability.

         Termination of employment shall be considered to be for "Good Reason" if (1) without the express written consent of the Designated Employee, the Designated Employee is assigned material duties substantially inconsistent with the Designated Employee's positions, duties, responsibilities or status with the Company as in effect before the Change In Control, or the Designated Employee's titles or offices as in effect immediately prior to the Change In Control are substantially diminished or the Designated Employee is removed from or not reelected to any of such positions, or any other action is taken by the Company or any of its affiliates which results in a diminution in the Designated Employee's position, authority, or principal duties or responsibilities other than an insubstantial and inadvertent act that is remedied by the Company promptly after receipt of notice given thereof by the Designated Employee, except any such assignment, action or change resulting from the Designated Employee's termination of employment for Cause, or from the Designated Employee's Disability (as hereinafter defined) or death; provided, however, that notwithstanding the foregoing, in no event shall a termination of employment be considered to be for "Good Reason" if, at the time of the termination, the Designated Employee shall have had a position with a title, level of duties and responsibilities substantially similar to the Designated Employee's title, duties and responsibilities immediately prior to the Change In Control (but disregarding, except for (i) the Company's Chairman, President and Chief Executive Officer or (ii) the Corporate Senior Vice Presidents--General Counsel, Human Resources, Chief Financial Officer and Corporate Development, any changes as a result of the Company no longer being publicly traded or becoming a subsidiary, and any changes to conform titles to those of equivalent positions in an affiliate of the Company); (2) either the compensation or benefit entitlements of the Designated Employee as in effect immediately prior to the Change In Control or as increased following the Change In Control is substantially reduced; (3) the Company requires the Designated Employee without the Designated Employee's express written consent to be based anywhere other than the Company's location where the Designated Employee is principally employed or another location that is not more than fifty (50) miles from the location where the Designated Employee is principally employed immediately prior to the Change In Control, except for required travel on the Company's business to an extent substantially consistent with the Designated Employee's business travel obligations in effect immediately prior to the Change In Control; (4) any failure by the Company to obtain an express written assumption of this Policy from any successor to or assign of the Company or (5) for any Designated Employee who is, on the date the Change In Control occurs, (i) the Company's Chairman, President and Chief Executive Officer or (ii) a Corporate Senior Vice President, such Designated Employee elects for any reason to terminate his or her employment during the thirty-day period commencing one year after the date of the Change In Control. In the case of events described in (1) through (4), the Designated Employee shall not be deemed to have waived a claim of Good Reason as a result of the passage of no more than 180 days between the occurrence of the event and the assertion of such claim.

               d) The entitled separation payment to a Designated Employee who incurs a Qualifying Termination will be equal to one week of annual base salary (based on the higher of the annual base salary in effect as of the date that the Change In Control occurs or the date of the Designated Employee's Qualified Termination) plus one week of annual executive bonus (based on the higher of the most recently paid annual executive bonus as of the date that the Change In Control occurs or the date of the Designated Employee's Qualified Termination) for each Year of Service (as hereinafter defined); provided that such separation payment shall be calculated using a minimum period, indicated on following chart, based on a Designated Employee's "Salaried Employee Category:"

                                                A Separation Payment Based on
                                         the Sum of the Higher of Annual Base
                                         Salary in Effect and the Higher of the
                                         Annual Executive Bonus Most Recently
                                         Paid as of the Date of Change In
                                         Control or the Date of Termination of
                                         Employment for the Period Shown Below

Salaried Employee Categories

A.    Chairman, President and Chief Executive
      Officer of Echlin Inc., Group Presidents
      reporting to the President of Echlin Inc. and all
      Senior Vice Presidents of Echlin Inc. who are
      identified on the Designated Employee List                36 months

B.    Senior Group Staff reporting to the Group
      Presidents and all Corporate Officers (not
      included in A, above), Assistant Corporate
      Officers, and Staff Vice Presidents of Echlin
      Inc. who are identified on the Designated
      Employee List                                             24 months

C.    Group Staff reporting to the Senior Group
      Staff, Division Managers, Corporate Managers
      and Exempt Staff of Echlin Inc. who are
      identified on the Designated Employee List                18 months

D.    The additional subsidiary and divisional staff
      employees in salary grade 22 and above who
      are identified on the Designated Employee List            l2 months

E.    All other Corporate Staff Employees of Echlin
      Inc. who are identified on the Designated
      Employee List                                            7.5 months

For the purposes of this Policy, "Years of Service" is defined to mean a Designated Employee's full years and partial months of employment measured from the Designated Employee's original employment with the Company or any current or former wholly owned subsidiary or division of the Company through such Designated Employee's last day worked. Years of Service shall include periods of employment with a company acquired by the Company, provided that the Designated Employee was an employee of the acquired company at the time of the acquisition. Notwithstanding the foregoing, Years of Service shall include only those months in which the Designated Employee (i) is paid for the performance of duties; (ii) is paid during a period of time during which duties are not performed due to vacation, holiday, short illness (compensated under a sick pay plan), layoff, jury duty, military duty or an approved leave of absence; or (iii) is paid (directly by the Company or indirectly through a third party) for periods of incapacity to a maximum of six (6) months, provided that the period of incapacity is not expected to be permanent in nature.

      e) Provisions under Benefit Plans for Designated Employees who incur a Qualifying Termination will be provided the benefits as shown below. These company paid benefits are provided for the length of time equal to the number of weeks or months of Separation Payment a Designated Employee receives from the date of termination or employment, except when similar coverage is available to the Designated Employee through other employment:

         1. Medical Insurance Plans (including, if applicable for such Designated Employee, the Executive Medical Plan).

         2. Prescription Drug Plan

         3. Dental Insurance Plan

         4. Basic Life Insurance coverage in the amount in effect at the time of separation rounded to nearest $1,000 multiple, and without Accidental Death and Dismemberment coverage.

         5. If eligible at the time of the Change In Control or Qualified Termination, continuation of the Company provided automobile benefits.

         6. In addition, but in lieu of any other Company sponsored benefit for third party, professional out-placement services, the sum equal to the indicated percentage of annual base salary in effect on the date of the Change In Control payable upon the occurrence of Qualified Termination for each of the Salaried Employee Categories establish in paragraph (d) above:

             Percentage of
      Salaried Employee Categories               Annual Base Salary
      ----------------------------               ------------------

      A                                                 15%
      B                                                 10%
      C                                                7.5%
      D                                                7.5%
      E                                                  5%

         7. Employee Assistance Program

      f) Certain Additional Payments by the Company

         1. Anything in this Policy to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of the Designated Employee, whether paid or payable or distributed or distributable pursuant to the terms of this Policy or otherwise (a "Payment"), would be subject to the excise tax imposed by
            Section 4999 of the Internal Revenue Code of 1986, as amended or similar section (the "Code") or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the Designated Employee shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Designated Employee of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Gross-Up Payment the Designated Employee retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

         2. Subject to the provisions of subsection 3 hereof, all determinations required to be made under this Section f, including whether a Gross-Up Payment is required and the amount of such Gross-Up Payment, shall be made by Price Waterhouse (the "Accounting Firm") which shall provide detailed supporting calculations both to the Company and the Designated Employee within 15 business days of termination of employment under this Agreement, if applicable, or such earlier time as is requested by the Designated Employee or the Company. When calculating the amount of the Gross-Up Payment, the Designated Employee shall be deemed to pay:

            (i) Federal income taxes at the highest applicable marginal rate of Federal income taxation for the calendar year in which the Gross-Up Payment is to be side, and

           (ii) any applicable state and local income taxes at the highest applicable marginal rate of taxation for the calendar year in which the Gross-Up Payment is to be made, net of the maximum reduction in Federal income taxes which could be obtained from deduction of such state and local taxes if paid in such year.

            If the Accounting Firm has performed services for the person, entity or group who caused the change of control, as described in Section b, or affiliate thereof, the Designated Employee may select an alternative accounting firm from any nationally recognized firm of certified public accountants. If the Accounting Firm determines that no Excise Tax is payable by the Designated Employee, it shall furnish the Designated Employee with an opinion that he or she has substantial authority not to report any Excise Tax on his or her federal income tax return. Any determination by the Accounting Firm shall be binding upon the Company and the Designated Employee. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to subsection 3 hereof, and the Designated Employee thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Designated Employee.

         3. The Designated Employee shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after the Designated Employee knows of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Designated Employee shall not pay such claim prior to the expiration of the thirty day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Designated Employee in writing prior to the expiration of such period that it desires to contest such claim, the Designated Employee shall:

            (i) give the Company any information reasonably requested by the
               Company relating to such claim,

           (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

          (iii) cooperate with the Company in good faith in order effectively to contest such claim, and

           (iv) permit the Company to participate in any proceedings relating to such claim;

            provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Designated Employee harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this subsection 3, the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Designated Employee to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Designated Employee agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Designated Employee to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Designated Employee, on an interest-free basis and shall indemnify and hold the Designated Employee harmless, on an after-tax basis, from any Excise Tax or income tax, including interest or penalties with respect thereto, imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statue of limitations relating to payment of taxes for the taxable year of the Designated Employee with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Designated Employee shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

         4. If, after the receipt by the Designated Employee of an amount advanced by the Company pursuant to subsection 3, the Designated Employee becomes entitled to receive any refund with respect to such claim, the Designated Employee shall (subject to the Company's complying with the requirements of subsection 3) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon by the taxing authority after deducting any taxes applicable thereto). If, after the receipt by the Designated Employee of an amount advanced by the Company pursuant to subsection 3, a determination is made that the Designated Employee shall not be entitled to any refund with respect to such claim and the Company does not notify the Designated Employee in writing of its intent to contest such denial of refund prior to the expiration of thirty days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be pain under subsection 3. The forgiveness of such advance shall be considered part of the Gross-Up Payment and subject to gross-up for any taxes (including interest or penalties) associated therewith.

         g) The Company shall pay all reasonable legal fees and disbursements (if any) incurred by or on behalf of any Designated Employee in successfully enforcing his or her rights under this Change in Control Severance Policy.

         h) Trust and Plan Funding. The Company may establish a trust, which is intended to be treated as and interpreted as a "grantor trust" under the Code, and which, to the extent funded in respect of this Policy, shall not be intended to cause a Designated Employee to realize income on amounts contributed thereto (the "Trust"), with a trustee (the "Trustee"), pursuant to such terms and conditions as may be set forth in a Trust Agreement to be entered into between the Company and the Trustee. Any amounts that become payable to any person under this Policy, shall first be paid from the Trust and then, to the extent not paid from the Trust, shall be paid out of the general assets of the Company. To the extent that any payments are made from the Trust, the Company shall be relieved of its obligation to pay such amounts.

         i) Resolution of Disputes; Choice of Forum. The parties agree that any dispute, controversy or claim arising out of or relating to this Policy shall, at the election of the Designated Employee, be resolved by final and binding arbitration, enforceable under the Federal Arbitration Act, administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. All such disputes, controversies or claims shall be determined by a panel of three arbitrators selected in accordance with the rules of the American Arbitration Association and the arbitration shall be conducted in the City of New Haven, State of Connecticut. In the event that within 60 days after the Company commences litigation in connection with this Agreement the Designated Employee commences an arbitration proceeding concerning the same issue or issues, the Company shall promptly terminate such litigation and submit to the jurisdiction of the arbitration proceeding to the extent that it involves such issue or issues. The provisions of Section (g) shall apply to disputes submitted to arbitration. This Section (i) shall, along with Sections (g) and,
            (h) survive the termination of this Policy for any reason.

These provisions are not meant to supersede COBRA rights.

Issued as of:  April 23, 1998


Issued By: _____________________
             Senior Vice President



Approved By: __________________
             Chairman of the Board